EXHIBIT 99.1

Galapagos receives transparency notification from FMR LLC

Mechelen, Belgium; 8 August 2022, 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) received a transparency notification from FMR LLC.

Pursuant to Belgian transparency legislation1, Galapagos received a transparency notification on 3 August 2022 from FMR LLC, who notified that it holds 3,739,645 of Galapagos’ voting rights, consisting of ordinary shares (3,707,145) and equivalent financial instruments (32,500). FMR LLC controls investment funds FIAM Holdings LLC, Fidelity Management & Research Company LLC, Fidelity Management Trust Company and Strategic Advisers LLC, of which Fidelity Management & Research Company LLC increased its position to 3,300,782 voting rights, consisting of ordinary shares (3,268,282) and equivalent financial instruments (32,500), representing 5.02% of Galapagos' currently outstanding shares. Hence, this controlled undertaking of FMR LLC group individually crossed the 5% threshold. FMR LLC's holding of 3,739,645 Galapagos' voting rights now represents 5.69% of Galapagos' currently outstanding 65,728,511 shares. FMR LLC thus remains above the 5% threshold of Galapagos’ voting rights by acquisition of voting securities on 29 July 2022. The full transparency notice is available on the Galapagos website.

About Galapagos
Galapagos is a fully integrated biotechnology company focused on discovering, developing, and commercializing innovative medicines. We are committed to improving patients’ lives worldwide by targeting diseases with high unmet needs. Our R&D capabilities cover multiple drug modalities, including small molecules and cell therapies. Our portfolio comprises discovery through to Phase 3 programs in inflammation, oncology, fibrosis, and other indications. Our first medicine for rheumatoid arthritis and ulcerative colitis is approved and available in the European Union (including Norway), Great Britain and Japan. For additional information, please visit www.glpg.com or follow us on LinkedIn or Twitter.

Contact
Investors:
Sofie Van Gijsel
Head of Investor Relations
+1 781 296 1143

Sandra Cauwenberghs
Director Investor Relations
+32 495 58 46 63
ir@glpg.com

Media:
Marieke Vermeersch
Head of Corporate Communication
+32 479 490 603
media@glpg.com

1  Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market